UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Changes in Registrant’s Certifying Accountant

AC Immune SA (the “Company”) announced today that the Audit and Finance Committee of the Company recommended to the Company’s Board of Directors that the election of PricewaterhouseCoopers SA (“PwC”) as the Company’s independent registered public accounting firm for a one year term upon expiration of the term of Ernst & Young AG (“EY”) as the Company’s independent registered public accounting firm be added to the agenda of the Company’s 2018 Annual General Meeting for shareholder approval. Accordingly, if elected by shareholders, PwC will be the Company’s independent registered public accounting firm effective as of completion of the 2018 Annual General Meeting (the “Effective Time”).

During the fiscal years ended December 31, 2017 and 2016 and in the subsequent interim period through March 26, 2018, there were (i) no “disagreements” (as that term is described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of such disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

EY’s audit reports on the balance sheets of the Company and the related statements of income / (loss), comprehensive income / (loss), changes in equity and cash flows for the fiscal years ended December 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided EY with a copy of this Form 6-K prior to its filing with the Securities and Exchange Commission (the “Commission”) and requested that EY furnish the Company with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of EY’s letter, dated March 26, 2018, is filed as Exhibit 16.1 to this Form 6-K.

During the fiscal years ended December 31, 2017 and 2016 and in the subsequent interim period through March 26, 2018, neither the Company nor anyone acting on its behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the financial statements of the Company, and neither a written report nor oral advice was provided to the Company by PwC that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: March 26, 2018

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter of Ernst & Young AG, dated March 26, 2018, regarding change in independent registered public accounting firm.